

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Via E-mail
Mr. Thomas P. Chambers
Executive Vice President and CFO
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard
Suite 100
Houston, Texas 77056-4400

  Re: Apache Corporation
    Form 10-K for Year Ended December 31, 2010
    Filed February 28, 2011
    Response letter dated March 30, 2011
    File No. 1-4300

Dear Mr. Chambers:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Approval of an amendment to the Company's Restated Certificate of Incorporation to authorize additional common stock, page 70; and, Approval of an amendment to the Company's Restated Certificate of Incorporation to authorize additional preferred stock, page 72

1. We note your response to prior comment 1 of our letter dated March 28, 2011. Please make the revisions proposed in your response in the definitive form of your filing.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis…, page 36

Non-GAAP Measures, page 53

Adjusted Earnings, page 54

2.   We note that you have provided a proposed reconciliation of your non-GAAP financial
        measure on a per share basis in response to our prior comment three. It appears that you
        have condensed the individual amounts used to reconcile GAAP-basis earnings per share
        to your adjusted earnings per share measure into a single line item (i.e., non-GAAP
        adjustments per share). Please revise your proposed reconciliation to present the per
        share impact of each individual adjustment.

Engineering Comments

Management's Discussion and Analysis…, page 36

Julimar and Brunello Field Discoveries Development/Wheatstone LNG Project, page 40

3.   In response 10 to our March 23, 2011 letter, you stated that you booked proved reserves
        for the Julimar/Brunello fields (feeding the proposed Devils Creek gas plant) prior to a
        final investment decision and that you now plan instead to dedicate these reserves to the
        Wheatstone LNG project. Please explain to us the major differences between the two
        development plans, e.g. your estimated net capital expenditures, return on investment,
        timing of first gas sales. Address how you have complied with the answer to Question
        131.04 of our Compliance and Disclosure Interpretations.

Notes to Consolidated Financial Statements, Page F-8

Oil and Gas Reserve Information, page F-56

4.   Our prior comment 12 requested your attention to Item 1202(a)(6) of Regulation S-K.
        Your response directed us to page 16 of your document wherein you state in part,
        "Reserve estimates are considered proved if they are economically producible and are
        supported by either actual production or conclusive formation tests." Please expand this
        to address the more sophisticated reserve estimating tools whose results can require
        confirmation by production/formation testing to justify classification as proved.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding engineering comments. Please contact Doug Brown at (202) 551-3265 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

Roger Schwall
Assistant Director